Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 09/12/18	OFFICIAL USE ONLY

SEC Mail Processing

SEP 13 2018

Washington, DC

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

18002837

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX PEARL, LLC
   7 Roszel Road, Suite 5-A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
   ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 02/11/16 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: September 12, 2018

By: _Barbara J Comly_ (signature)
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 12th day of September, 2018.

Jane Post (signature)
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.



Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

September 12, 2018

VIA FEDERAL EXPRESS

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: **MIAX PEARL, LLC ("PEARL")**
        Amendment 2018-13 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) are an original and two copies of Amendment 2018-13 to the Form 1 Application of PEARL, which includes the following changes:

Exhibit M – Updated Member List

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

EXHIBIT M

<u>**Exhibit Request**</u>:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1.   **Name;**

2.   **Date of election to membership or acceptance as a member, subscriber or other user;**

3.   **Principal business address and telephone number;**

4.   **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5.   **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6.   **The class of membership, participation or subscription or other access.**

<u>**Response**</u>:

Attached is a list of the members of the Exchange as of September 10, 2018, including the information set forth in items 1-6 above.


ABN AMRO CLEARING CHICAGO LLC

175 West Jackson Blvd., Ste. 2050	Approval Date: 2/6/2017
	PEARL Membership Activities:
Chicago IL 60604 Tele #: (312) 604-8000	ELECTRONIC EXCH. MEMBER: CLEARANCE

AKUNA SECURITIES LLC

333 S. Wabash Avenue, Suite 2600	Approval Date: 4/17/2017
	PEARL Membership Activities:
Chicago IL 60604 Tele #: (312) 994-4640	MARKET MAKER

APEX CLEARING CORPORATION

One Dallas Center	Approval Date: 2/6/2017
350 N. St. Paul, Suite 1300	**PEARL Membership Activities:**
Dallas TX 75201 Tele #: (214) 765-1100	ELECTRONIC EXCH. MEMBER: CLEARANCE

BARCLAYS CAPITAL INC.

	Approval Date: 2/6/2017
745 Seventh Avenue	**PEARL Membership Activities:**
New York NY 10019 Tele #: (212) 526-7000	MARKET MAKER/EEM: ORDER FLOW/CLEARANCE

CITADEL SECURITIES LLC

	Approval Date: 2/6/2017
131 South Dearborn Street - 32nd Floor	**PEARL Membership Activities:**
Chicago IL 60603 Tele #: (312) 395-2100	MARKET MAKER/EEM: ORDER FLOW

CITI ORDER ROUTING AND EXECUTION, LLC

	Approval Date: 2/6/2017
11 Ewall Street, Ste. 103	**PEARL Membership Activities:**
Mt. Pleasant SC 29464 Tele #: (843) 789-2080	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

CREDIT SUISSE SECURITIES (USA) LLC

	Approval Date: 2/6/2017
11 Madison Avenue - 24th Floor	**PEARL Membership Activities:**
New York NY 10010 Tele #: (212) 325-2000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

CUTLER GROUP, LP

	Approval Date: 2/6/2017
101 Montgomery Street, Ste. 700	**PEARL Membership Activities:**
San Francisco CA 94104 Tele #: (415) 293-3956	MARKET MAKER/EEM: ORDER FLOW

DASH FINANCIAL TECHNOLOGIES LLC

	Approval Date: 2/6/2017
311 S. Wacker Drive, Ste. 1000	**PEARL Membership Activities:**
Chicago IL 60606 Tele #: (847) 550-1730	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

DEUTSCHE BANK SECURITIES INC.

	Approval Date: 2/6/2017
60 Wall Street	**PEARL Membership Activities:**
New York NY 10005 Tele #: (212) 250-2500	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

DRW SECURITIES, L.L.C.

	Approval Date: 11/14/2017
540 West Madison, Ste. 2500	**PEARL Membership Activities:**
Chicago IL 60661 Tele #: (312) 542-3231	ELECTRONIC EXCH. MEMBER: ORDER FLOW

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd   PA   19004   Tele #: (610) 617-2600

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

GOLDMAN SACHS & CO. LLC

200 West Street
New York   NY   10282   Tele #: (212) 902-1000

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

GROUP ONE TRADING LP

440 South La Salle, Ste. 3232
Chicago   IL   60605   Tele #: (312) 347-8864

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

HRT FINANCIAL LLC

4 World Trade Center
150 Greenwich Street - 57th Floor
New York   NY   10007   Tele #: (212) 293-1444

Approval Date: 4/5/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. #4300
Chicago   IL   60606   Tele #: (312) 244-3300

Approval Date: 2/6/2017
PEARL Membership Activities:
MARKET MAKER

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York   NY   10019   Tele #: (212) 310-9500

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich   CT   06830   Tele #: (203) 618-5710

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York   NY   10179   Tele #: (201) 595-8471

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

JANE STREET CAPITAL, LLC

250 Vesey Street - 6th Floor
New York   NY   10281   Tele #: (646) 759-6000

Approval Date: 4/2/2018
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

JANE STREET OPTIONS, LLC

250 Vesey Street - 6th Floor
New York   NY   10281   Tele #: (646) 759-6000

Approval Date: 4/2/2018
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York   NY   10022   Tele #: (212) 284-2300

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 300
Chicago   IL   60603   Tele #: (312) 334-8000

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

One Bryant Park - 6th Floor
NY1-100-06-01
New York   NY   10036   Tele #: (646) 743-1295

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

222 Broadway
NY3-222-12-05
New York   NY   10038   Tele #: (212) 449-1000

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

MORGAN STANLEY & CO. LLC

1585 Broadway
New York   NY   10036   Tele #: (212) 761-4000

Approval Date: 2/6/2017
PEARL Membership Activities:
MARKET MAKER/EEM: ORDER FLOW/CLEARANCE

OPTIVER US LLC

130 E. Randolph Street, Ste. 1300
Chicago   IL   60601   Tele #: (312) 821-9500

Approval Date: 2/6/2017
PEARL Membership Activities:
MARKET MAKER/EEM: ORDER FLOW

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City   NJ   07399   Tele #: (201) 413-2000

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago   IL   60604   Tele #: (312) 360-2440

Approval Date: 2/6/2017
PEARL Membership Activities:
MARKET MAKER/EEM: ORDER FLOW

TWO SIGMA SECURITIES, LLC

101 Avenue of the Americas - 19th Fl.
New York   NY   10013   Tele #: (212) 625-5700

Approval Date: 9/12/2017
PEARL Membership Activities:
MARKET MAKER/EEM: ORDER FLOW

UBS SECURITIES LLC

1285 Avenue of the Americas
New York   NY   10019   Tele #: (203) 719-3000

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

VIRTU FINANCIAL BD LLC

307 Camp Craft Road
Austin   TX   78746   Tele #: (800) 544-7508

Approval Date: 7/2/2018
PEARL Membership Activities:
MARKET MAKER

VOLANT EXECUTION, LLC

233 S. Wacker Drive, Ste. 4040
Chicago   IL   60606   Tele #: (312) 692-5000

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

VOLANT LIQUIDITY, LLC

250 Vesey Street, Ste. 2601
New York   NY   10281   Tele #: (646) 484-3000

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: Business Conduct
Los Angeles   CA   90017   Tele #: (213) 688-8090

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte   NC   28202   Tele #: (704) 715-6133

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago   IL   60604   Tele #: (312) 884-4000

Approval Date: 2/6/2017
PEARL Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

WOLVERINE TRADING, LLC

| | | | Approval Date: | 2/6/2017 |
175 W. Jackson Blvd., Ste. 200

PEARL Membership Activities:

Chicago   IL   60604   Tele #: (312) 884-3490   MARKET MAKER